EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 23, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO EXPANSION UPDATE

Avino Silver & Gold Mines Ltd. (ASM: NYSE – MKT, ASM: TSX.V; “Avino” or “the Company”) is pleased to announce the following expansion update from its Avino Mine located on Avino property located 80km northeast of Durango, Mexico.

“Having just returned from a week at the mine site, I am extremely pleased with the progress being made at the Avino Mine and the mill complex; with the closing of the two financings in February, we are in great shape to complete our expansion within 2014, as planned.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Avino Mine Expansion

•	Dewatering (93% Complete)
The Avino Mine is now dewatered down to level 10.5 with one more level to go before the area where mining ceased in 2001 is reached. At the current dewatering rate, it is anticipated that mining can commence in the 3rd Quarter or possibly sooner pending completion of dewatering.

•	Main Haulage Ramp Rehabilitation (85% Complete)
The ramp in general is in very good condition as the host rock is very competent; areas where sloughing has occurred are being stabilized with steel and timber sets and sprayed with shotcrete. The rehabilitation has kept pace with dewatering so once dewatering in the final level is complete the final rehabilitation will be swift.

•	New Underground Mining Equipment (Received)
New Oldenberg single boom jumbo and Caterpillar RG 1600 six yard scoop tram have been purchased using the Caterpillar credit facility; this equipment is in addition to a scoop tram and air compressor that were previously purchased for the rehabilitation work.

•	2 New Portable Mine Offices (Received)

•	5 New Personnel Mine Diesel Trucks (Received)

Process Plant Expansion

1500 TPD Crushing Area
•	New 150 tonne live capacity coarse ore bin has been completed.

•	Pioneer 30x42 jaw crusher has been completely rebuilt, tested and installed on its new foundation.

•	Feeder from new coarse ore bin to the Pioneer jaw crusher and additional conveyor belts to complete the crushing circuit configuration are currently being installed.

•	New scalping screen and product screen have been purchased and awaiting delivery for installation.

•	New self-cleaning magnet and metal detector over the existing jaw crusher discharge conveyor have been installed and are in service.

Grinding Area
•	Repairs to the large 11x15 Marcy ball mill in circuit 3 have been completed. Rubber liners will be installed following delivery.

•	New pump box and a pair of 8x6 cyclone feed pumps have been installed together with their dedicated classification cyclones.

•	A new electrical starter and clutch for the ball mill have been ordered.

Flotation Area
•	Repairs to the existing bank of 3 Outokumpu 3,900 cubic foot flotation cells have been completed. They have been fitted with new mechanisms.

•	Related launders and piping for individual concentrates have been routed to their individual pump boxes fitted with vertical 2.5” Galigher pumps.

•	New scavenger and cleaner cells have been fabricated using existing available spare parts to complete the flotation section of the mill circuit.

•	New blower has been ordered to service the new flotation cells.

Dewatering Area
•	Existing 40 foot water reclaim tank will be used for thickening the concentrate of Circuit 3.

•	Currently reviewing and evaluating proposals for the thickener mechanism.

•	New concentrate filter press from Bilfinger has been ordered. Delivery from Europe will be in late April/May.

•	Engineering of the layout and foundations for the press are presently in progress.

Infrastructure

Power Line Construction

Discussions with CFE, the Mexican electrical utility company, on the new 34.5kv power line have been completed along with the study covering the proposed location of the towers and power poles. Permitting and consultation discussions with the Ejidos have been taking place and the initial feedback has been favorable. Construction of the power line will proceed once permits are in place and any negotiations with the Ejidos affected by the new power line have concluded and permits have been issued. The Company estimates that the power line will be completed in Q4 2014.

New Tailing Facility

A study to provide engineering services for the new tailings facility is underway. Condemnation drilling and trenching for test samples has been completed with no significant findings; there was no sign of mineralization in the drill core.  This work is expected to take approximately 16 weeks to produce a report in support of our application for a permit to dispose mill tailings in the new storage area. The report will come complete with the dam design, water reclamation system and the amount of fill material required for the capital cost estimate.

Avino continues to make health and safety a top priority. The Company recently established a new rescue facility for training purposes and outfitted it with new equipment.

Photographs from management recent trip to the mine are available on Avino’s website or by clicking here.

Avino is very proud of its fleet of mining equipment and processing facility. Since the Company re-commenced operations in 2010, it’s goal has been to create a modern and highly efficient operation. We believe that we are reaching our goal by acquiring brand new underground mining equipment which includes the latest technology, such as GPS transmitters, that can send data to centralized computers to generate monthly reports. These reports are used to analyze the status of equipment to mitigate down time and ensure efficient operation.  Further, Management can monitor equipment remotely and in real time to take corrective action quickly.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become a mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin,
Chief Executive Officer,
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.